UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to

Section 13 or 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): <u>July 10, 2003</u>

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U.S. Can Corporation
(Exact name of registrant as specified in its charter)

Delaware	**1-13678**	**06-1094196**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

**700 East Butterfield Rd.
Suite 250
Lombard, IL 60148**

(Address, of principal executive offices, including zip code)

(630) 678-8000

(Registrant's Telephone number including area code)

Item 7.   **Financial Statements, Pro Forma Financial Information and Exhibits.**

(c)   **Exhibits:**

      99.1.   Press Release of the Company dated July 10, 2003.

Item 9.   **Regulation FD Disclosure.**

      On July 10, 2003, U.S. Can Corporation announced that its wholly owned subsidiary, United States Can Company (the "Company"), intends to offer $125 million of new second priority senior secured notes. The proceeds of the offering will fund a partial paydown of outstanding borrowings under the Company's senior secured credit facility and increase availability under the revolving credit portion of the facility for working capital and general corporate purposes. The second priority senior secured notes to be offered will be secured, on a second priority basis, by all of the collateral that currently secures the Company's senior secured credit facility. The offering of the second priority senior secured notes is subject to market and other customary conditions.

      The second priority senior secured notes will be offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States pursuant to Regulation S under the Securities Act. The second priority senior secured notes would not be registered under the Securities Act or any state securities laws and therefore may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

      U.S. Can Corporation also announced today that the Company has obtained consent from the lenders under its senior secured credit facility, subject to definitive documentation, to amend such facility, which, among other things, will permit the offering of the second priority senior secured notes and will adjust certain financial covenants. These amendments also will permit, from time to time and subject to certain conditions, the Company to make borrowings under its revolving credit facility for repurchases of a portion of its outstanding 12 3/8% senior subordinated notes in open market or privately negotiated purchases. In addition, these amendments will provide for alternative terms, including with respect to financial covenants and interest rates, in the event that the Company does not complete the offering of the second priority senior secured notes or a similar transaction.

      In addition, U.S. Can Corporation announced today that its German subsidiary, May Verpackungen, has obtained extensions of the maturity dates of its credit facilities to August 30, 2003, to enable it to complete the refinancing of its current bank borrowings.

      A copy of the press release issued by U.S. Can Corporation is attached to this Current Report on Form 8-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. CAN CORPORATION

By /s/ Sandra K. Vollman
Name: Sandra K. Vollman
Title: Senior Vice President and Chief
          Financial Officer

Date: July 10, 2003.

<u>EXHIBIT INDEX</u>

The following designated exhibit is filed herewith:

99.1   Press Release of the Company dated July 10, 2003.